

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 6010

August 20, 2007

Ms. Angela Chen
Chief Financial Officer
Pericom Semiconductor Corporation
3545 North First Street
San Jose, California 95134

> **RE: Pericom Semiconductor Corporation
> Form 8-K filed August 8, 2007
> File No. 0-27026**

Dear Ms. Chen:

We have reviewed your letter dated on July 26, 2007 and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed August 8, 2007

1.   We see that you present your non-GAAP measures and reconciliation in the form
of a non-GAAP statement of income. This format may be confusing to investors
as it also reflects several non-GAAP measures, including non-GAAP cost of
revenues, non-GAAP gross profit, non-GAAP operating expenses, non-GAAP
income from operations, non-GAAP income before income taxes, and non-GAAP
net income. In fact, it appears that management does not use these non-GAAP
measures but they are shown here as a result of the presentation format. Please
note that Instruction 2 to Item 2.02 of Form 8-K requires that when furnishing
information under this item you must provide all the disclosures required by
paragraph (e)(1)(i) of Item 10 of Regulation S-K, including a reconciliation to the
directly comparable GAAP measure for **each** non-GAAP measure presented and
explain why you believe the measures provide useful information to investors.

- To eliminate investor confusion, please remove the non-GAAP statement of
income from all future filings and instead disclose only those non-GAAP
measures used by management that you wish to highlight for investors, with
the appropriate reconciliations. In this regard, please provide us with a sample
of your proposed revised discussion.

- Please note that in the event that your Form 8-K is incorporated by reference
into a 33 Act registration statement, we may have additional questions relating
to the appropriateness of this information being included in a document filed
with, and not just furnished to, the Commission. At that time, we may request
an amendment to the Form 8-K.

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. Please furnish a
cover letter with your amendment that keys your responses to our comments and provides
any requested information. Detailed cover letters greatly facilitate our review. Please
understand that we may have additional comments after reviewing your amendment and
responses to our comments.

        You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or me at (202)
551-3643 regarding comments on the financial statements and related matters. In this
regard, do not hesitate to contact, Martin James, Senior Assistant Chief Accountant at
(202) 551-3671 with any other questions.

                                                Sincerely,

                                                Kevin L. Vaughn
                                                Branch Chief